Standard Industrial Classification (SIC)
Investment Trust Company- 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities- 6189

CIK: 0001893765 CCC: xstp$s6e
TY'ANDRE DAMALL JOHNSON WHFIT-EIN:87-3343798



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

TY'ANDRE DAMALL JOHNSON WHFIT
205 HIBISCUS LANE
CAMBRIDGE, MARYLAND 21613

443-225-0832

Name and address of agent for service of process:
Ty'Andre Damall Johnson, Trustee
205 Hibiscus Lane
Cambridge, Maryland 21613

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES{X} NO { }

During the preparation of form N-8A, notification of registration c/o TY'ANDRE DAMALL JOHNSON WHFIT, the trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of trust assets.

In the matter of public interest the attached Declaration of trust are private and should be treated with confidentiality.

This Notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Both requirements of section 8(a), and 8(b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.

SEC 1102 (12-01)



Standard Industrial Classification (SIC)
Investment Trust Company- 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities- 6189

CIK: 0001893765 CCC: xstp$s6e
TY'ANDRE DAMALL JOHNSON WHFIT-EIN:87-3343798

JURAT

Pursuant to the requirements of the Investment Company Act of 1940 the trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Cambridge and state of Maryland on the 16 day of November 2021.

Signature TY'ANDRE DAMALL JOHNSON WHFIT
(Name of Registrant)

BY Ty'Andre Damall Johnson
(Name of sponsor, trustee, or custodian)

Trustee
(Title)

Attest: ______
(Name)

Notary
(Title)

BARRY HURLEY
Notary Public-Maryland
Dorchester County
My Commission Expires
September 16, 2023

This notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A, Both requirements of section 8 (a), and 8 (b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.